

May 26, 2015

Ken Goldman
Chief Financial Officer
Yahoo! Inc.
701 First Avenue
Sunnyvale, CA 94089

> **Re:** **Yahoo! Inc.**
> **Form 10-Q for the Quarterly Period Ended March 31, 2015**
> **Filed May 7, 2015**
> **File No. 000-28018**

Dear Mr. Goldman:

We have reviewed your May 12, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 28, 2015 letter.

Form 10-Q for the Quarterly Period Ended March 31, 2015

Condensed Consolidated Financial Statements (unaudited)

Notes to Condensed Consolidated Financial Statements (unaudited)

Note 17 Search Agreement with Microsoft Corporation, page 29

1. You disclose that pursuant to the Eleventh Amendment, the Revenue Share Rate increased to 93 percent, but that Microsoft now receives its 7 percent share before deduction of the Affiliate site's share of revenue. Please describe for us the expected impacted on future revenues, clarifying whether you anticipate a potentially significant impact as a result of the revised terms.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Revenue, page 38

2.   We note your response to prior comment one regarding revenues attributable to the Mozilla arrangement. You disclose that the increase in search revenues is attributable to increased revenue on Yahoo Properties primarily attributable to your agreement with Mozilla, as well as higher volume on mobile devices, partially offset by a decline in Affiliate revenue primarily in the Asia Pacific and EMEA regions. Please tell us what consideration was given to quantifying the revenue contribution associated with the Mozilla arrangement, as well as cost of revenues - TAC, to provide transparency in your disclosure and to highlight the significance of the arrangement to the quarterly fluctuation in revenues and TAC. Please refer to Item 303(b) of Regulation S-K, Section III.B of SEC Release 33-8350, and Section III.E of SEC Release 33-6835.

        You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 if you have questions regarding these comments. If you require further assistance, do not hesitate to contact me at (202) 551-3226.

                                                Sincerely,

                                                /s/ Craig D. Wilson

                                                Craig D. Wilson
                                                Sr. Assistant Chief Accountant